                                 EXHIBIT 12
           COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND
              RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                        PREFERRED STOCK DIVIDENDS
                        COCA-COLA ENTERPRISES INC.
                        (In millions except ratios)

                                                 Fiscal Year
                                    --------------------------------------
                                     1994    1993    1992    1991    1990
                                    ------  ------  ------  ------  ------
Computation of Earnings:
 Earnings (loss) from continuing
  operations before income taxes
  and cumulative effect of
  accounting changes                 $127    $ 55    $(12)   $(92)   $184
 Add:
  Interest expense                    314     332     315     216     207
  Amortization of
   capitalized interest                 1       1       1       1       -
  Amortization of debt
   premium/discount and expenses        2       3       2       3       4
  Interest portion of rent expense      9       8       8       8       9
                                     ----    ----    ----    ----    ----
 Earnings as adjusted                $453    $399    $314    $136    $404
                                     ====    ====    ====    ====    ====
Computation of Fixed Charges
 and Combined Fixed Charges
 and Preferred Stock Dividends:
  Interest expense                   $314    $332    $315    $216    $207
  Capitalized interest                  3       1       1       2       3
  Amortization of debt
   premium/discount and expenses        2       3       2       3       4
  Interest portion of rent expense      9       8       8       8       9
                                     ----    ----    ----    ----    ----
 Fixed Charges                        328     344     326     229     223
  Preferred stock dividends (a)         3       -       -       9      32
                                     ----    ----    ----    ----    ----
 Combined Fixed Charges and
  Preferred Stock Dividends          $331    $344    $326    $238    $255
                                     ====    ====    ====    ====    ====
Ratio of earnings to fixed
 charges                             1.38    1.16     (b)     (c)    1.81
                                     ====    ====    ====    ====    ====
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends                     1.37    1.16     (b)     (c)    1.59
                                     ====    ====    ====    ====    ====

(a) Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.

(b) Earnings for 1992 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $12 million.

(c) Earnings for 1991 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $93 million and $102 million, respectively.

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